FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MEDIA RELEASE



Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fax+27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fax+27 11 484-0639

North America

Cheryl A Martin
Tel +303 796-8683
Fax+303 796-8293

GOLD FIELDS APPLIES TO
HIGH COURT TO STOP HARMONY BID

Johannesburg, 27 October 2004. Shareholders of Gold Fields ("shareholders") are referred to the announcement published by Gold Fields in the press on 19 October 2004, regarding an offer for the entire issued share capital of Gold Fields by Harmony Gold Mining Company Limited ("Harmony"), a circular in respect of which may now have been received by shareholders.

Gold Fields has received legal advice to the effect that the offer does not comply with the provisions of section 145 of the Companies Act, 1973, as amended, in that it is not accompanied by a registered prospectus and is, as such, unlawful and of no legal effect. Harmony is therefore in breach of a criminal provision of the South African Companies Act.

In order to obtain certainty for shareholders to enable them to determine how they should in their best interests deal with the offer from Harmony, Gold Fields has launched an application to the High Court of South Africa to declare the offer to be unlawful and to interdict its implementation.

Until such time as further information regarding the outcome of the applications becomes available, shareholders are advised to continue to exercise caution when dealing in securities of the company.

ends

In the United States, Gold Fields Limited ("Gold Fields") will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of Gold Fields' Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields will be available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including the registration statement on Form F-4 (which includes a preliminary prospectus) dated October 21, 2004 and related exchange offer materials as well as its Tender Offer Statement on Schedule TO filed with the SEC on October 22, 2004, will also be available free of charge on the SEC's website.

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, N J Holland[†] (Chief Financial Officer), J M McMahon[†], G R Parker[‡], R L Pennant-Rea[†], P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, [†]British, [‡]American, [#]Ghanaian.
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 29 October 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
          Relations and Corporate Affairs